Exhibit 99.2

Proxy Form for Holders of Common Shares

Annual General and Special Meeting of Shareholders – June 4, 2009

As holder(s) of Petro-Canada common shares, I (or we) appoint Brian F. MacNeill, Chairman, or Ron A. Brenneman, President and Chief Executive Officer, or instead of either of them, ________________________________ (another person you may choose) as my (or our) proxyholder to attend, vote and act with full power of substitution on my (or our) behalf for all matters that come before the Annual General and Special Meeting of Shareholders on June 4, 2009 or before any adjournment of the Annual General and Special Meeting.

The proxyholder is instructed to vote for or to withhold from voting as indicated below. If there are amendments or variations to the matters identified in the Notice of Annual General and Special Meeting, or other matters that properly come before the Annual General and Special Meeting, the proxyholder has discretion to vote on these varied or new matters.

The Board of Directors and management recommend that Shareholders vote FOR matters 1, 2, 3 and 4 below.

1.

The plan of arrangement (the “Arrangement”) under section 192 of the Canada Business Corporations Act providing for the amalgamation of Suncor Energy Inc. and Petro–Canada, as more particularly described in the accompanying joint information circular and proxy statement of Suncor Energy Inc. and Petro–Canada.

					Vote for ☐	Against ☐

2.	The adoption of a stock option plan by the corporation formed by the amalgamation of Suncor Energy Inc. and Petro–Canada, conditional upon the Arrangement becoming effective.				Vote for ☐	Against ☐

			Withhold			Withhold
3.	Election of Directors	Vote for	from voting		Vote for	from voting

	01 Ron A. Brenneman	☐	☐	07 Maureen McCaw	☐	☐
	02 Hans Brenninkmeyer	☐	☐	08 Paul D. Melnuk	☐	☐
	03 Claude Fontaine	☐	☐	09 Guylaine Saucier	☐	☐
	04 Paul Haseldonckx	☐	☐	10 James W. Simpson	☐	☐
	05 Thomas E. Kierans	☐	☐	11 Daniel L. Valot	☐	☐
	06 Brian F. MacNeill	☐	☐
Withhold
					Vote for	from voting
4.	Appointment of Deloitte & Touche LLP as auditors of Petro-Canada until the earlier of the completion of the Arrangement and the close of the next annual meeting of shareholders of Petro-Canada.				☐	☐

If no choice is specified for any of the above matters, the proxyholder will vote FOR matters 1, 2, 3 and 4.

Date	, 2009.

Signature(s)_________________________________________

How to complete your Proxy Form
1.	Who completes the proxy?

If you are not attending the Annual General and Special Meeting in person or if you prefer the convenience of voting in advance, complete, date, and sign the Proxy Form. Mail it as soon as possible in the envelope we provide, or fax to (416) 368-2502.

2.	Who signs the Proxy Form?

The name on the mailing label signs – unless you are an executor, administrator, trustee, attorney, or guardian. If so, please indicate your role when signing. If two or more people own the shares, each must sign. If the beneficial owner of the shares is a corporation, an authorized corporate officer or representative must sign.

3.	Legal date
If you do not date this Proxy Form in the space indicated, the date will be the day it was mailed to the shareholder.
4.	Related information
Please read this Proxy Form in relation to the Notice of Annual General and Special Meeting and the accompanying joint information circular and proxy statement.
This proxy is solicited on behalf of Petro-Canada’s management.
5.	Annual Report

Securities laws allow you to view Petro-Canada’s Annual Report (including the financial statements and Management’s Discussion and Analysis) at www.petro-canada.ca, rather than receiving a copy in the mail. Please tell us your preference.

☐ Please do not send me Petro-Canada’s Annual Report in the mail, I will view it on the Company’s website.

512680 E : C 174	R4

CIBC Mellon Trust company
Attention: Proxy Department
P.O. Box 721
Agincourt, ON
M1S 0A1
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JOHN A. SAMPLE
123 ANY STREET
ANYCITY PR A1A 1A
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